BB

*KW 3/14

SE
U.S. SECURITIES AND EXCHANGE CO
WASHINGTON, D.C. 2054

11019357

MAR 01 2011

Washington, DC
110

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-52700

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JPMorgan Distribution Services, Inc.
(Filed as Confidential Information Pursuant to Rule 17a-5)

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

245 Park Avenue
(No. and Street)

New York	New York	10167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R Machulski — (614) 248 – 4815
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

41 South High Street	Columbus	OH	43215
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KH 3/25

OATH OR AFFIRMATION

I, Michael R Machulski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of JPMorgan Distribution Services, Inc. as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Name: Michael R Machulski
Title: Managing Director & Treasurer

NOTARIAL SEAL
STATE OF OHIO
LINDA L JOHNSON
Notary Public
In and for the State of Ohio
My Commission Expires
Aug. 19, 2013

Notary Public

This report ** contains (check all applicable boxes):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
x	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

JPMorgan Distribution Services, Inc.
(A wholly-owned Subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2010

Page(s)

pwc

Report of Independent Auditors

To the Board of Directors and Stockholder of
JPMorgan Distribution Services, Inc:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of JPMorgan Distribution Services, Inc. and its wholly-owned subsidiary (the "Company") at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for

PricewaterhouseCoopers LLP

February 25, 2011

PricewaterhouseCoopers LLP, 41 South High Street, Suite 2500, Columbus, OH 43215
T: (614) 225 8700, F: (614) 224 1044, www.pwc.com/us

JPMorgan Distribution Services, Inc.
(A wholly owned subsidiary of JPMorgan Chase & Co.)
Consolidated Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 132,639,532
Receivable from funds and affiliates	66,075,752
Deferred commissions (net of accumulated amortization of $175,126,359)	29,300,978
Intangible assets (net of accumulated amortization of $14,625,000)	225,375,000
Goodwill	421,000,000
Current income taxes, net	9,538,418
Deferred tax asset, net	13,059,208
Other assets	1,087,915
Total assets	$ 898,076,803
Liabilities and Stockholder's Equity	
Payable to affiliates	$ 22,315,211
Accrued employee compensation and benefits	38,016,603
Accounts payable, accrued expenses and other liabilities	16,698,096
Total liabilities	77,029,910
Stockholder's equity	
Common stock ($10 par value,100 shares authorized, issued and outstanding)	1,000
Additional paid in capital	807,492,456
Retained earnings	13,553,437
Total stockholder's equity	821,046,893
Total liabilities and stockholder's equity	$ 898,076,803

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition.

1. Organization

The financial statements include the accounts of JPMorgan Distribution Services, Inc. ("JPMDS") and its wholly-owned subsidiary, JPMorgan Funds Management, Inc. ("JPMFM") (collectively, the "Company"). JPMDS is a wholly-owned subsidiary of JPMorgan Chase & Co. ("JPMorgan Chase" or the "Parent"). JPMDS is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company serves as distributor, shareholder servicing agent and administrator for the JPMorgan Mutual Fund Group, the JPMorgan Mutual Fund Investment Trust, the JPMorgan Fleming Mutual Fund Group, Inc., the JPMorgan Investment Trust, the UM Investment Trust, the UM Investment Trust II, the Undiscovered Managers Funds, the JPMorgan Trust II, the JPMorgan Trust I, the JPMorgan Series Trust II, the JPMorgan Fleming Series Trust, the JPMorgan Institutional Trust, and the Pacholder High Yield Fund, Inc. (collectively, the "Funds").

JPMDS promptly transmits all funds received in connection with the distribution of investment company shares to the investment companies offering the mutual fund and does not otherwise carry customer accounts or hold customer funds or securities.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash Equivalents

Highly liquid investments with original maturities at the time of purchase of three months or less are considered cash equivalents.

Consolidation

Intercompany balances and related transactions are eliminated in consolidation.

Deferred Commissions

The Company pays commissions to broker dealers who sell certain fund classes for which the shareholders themselves do not pay a commission at the time of purchase. An affiliate, Chase Investment Services Corporation, accounts for a significant portion of these sales. The Company has deferred the expense associated with these commissions and the expense is amortized over the life of the related fee income. Specifically, the amortization period of these deferred commissions is based on the number of years for which CDSC fees are payable to the Company; six years for B shares and one year for C shares. The deferred commissions' weighted average amortization period was approximately 2.21 years at December 31, 2010 and the amortization charged for the year ended December 31, 2010 amounted to $48,981,238. Impairment of deferred commissions is reviewed annually and whenever events or changes in circumstances indicate the carrying amount may not be recoverable. No impairment was recognized during 2010 or existed at December 31, 2010.

Intangible Assets and Goodwill
Goodwill and intangible assets recorded on the consolidated statement of financial condition include goodwill of $421,000,000, an indefinite-lived intangible associated with mutual fund contracts of $195,000,000 and a finite life intangible related to the value of customer relationships of $30,375,000. The customer relationship intangible is amortized on a straight-line basis over its estimated life of 20 years. Impairment of goodwill and intangible assets is reviewed annually in November and whenever events or changes in circumstances indicate the carrying amount may not be recoverable. No impairment was recognized during 2010 or existed at December 31, 2010.

Other Assets
Other assets include primarily prepaid items, as well as furniture and equipment which are depreciated over the estimated useful lives of the assets.

Income Taxes
The Company is included in the consolidated federal and certain combined or unitary state income tax returns of JPMorgan Chase. In addition, the Company files income tax returns in various states on a separate return basis. The Company's applicable income tax provisions are determined on the basis of a separate tax return calculation, and the amount of current tax liability or asset calculated is either remitted to or received from the Parent.

3. Related Party Transactions

At December 31, 2010, all cash was held at one financial institution, which is a related party of the Company. Cash on deposit of $26,697,300 was held at JPMorgan Chase Bank, N.A., cash equivalents of $86,912,951 are invested in JPMorgan Chase money market funds and cash equivalents of $19,029,281 are invested in a JPMorgan euro-sweep investment. Receivable from the Funds relates to the contractual obligation of the Funds with respect to administrative, distributor and shareholder servicing provided by the Company.

4. Employee Compensation and Benefits

The Company's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase. Additionally, the Company's employees may receive stock-based incentive compensation based on their performance and JPMorgan Chase's consolidated operating results.

Pension and Other Postretirement Benefits
The Company's employees participate in the JPMorgan Chase U.S. qualified noncontributory defined benefit pension plan and may also participate in the domestic defined contribution plans sponsored by JPMorgan Chase Bank, N.A. In addition, through JPMorgan Chase, the Company provides postretirement medical and life insurance benefits to qualifying employees. These benefits vary with length of service and date of hire and provide for limits on the Company's share of covered medical benefits. The medical benefits are contributory, while the life insurance benefits are noncontributory. There are no separate plans solely for the employees of the Company. The pension expense, as well as postretirement health care expense and life insurance benefit expense for the Company are determined by an intercompany charge from JPMorgan Chase and are included in expenses to affiliates and Parent in the consolidated statement of income.

Employees of the Company are also eligible to participate in JPMorgan Chase's defined contribution retirement savings plan. The Company is required to make contributions to the plan based on the level of employee participation. The Company recognized contribution expense of $4,111,402 for the year ended December 31, 2010. Disclosures of pension benefit obligations and other postretirement benefits, including funded status, expense components and weighted-average actuarial assumptions for JPMorgan Chase on a consolidated basis were included in the 2010 Annual Report of JPMorgan Chase & Co.

Employee Stock-Based Incentives
Certain key employees of the Company participate in JPMorgan Chase's long-term stock-based incentive plans that provide for grants of common stock-based awards, including stock options, restricted stock, restricted stock units and stock appreciation rights. Employee stock-based compensation expense is determined by an intercompany charge from JPMorgan Chase. JPMDS was charged $8,697,952 in 2010 related to these plans. See the 2010 Annual Report of JPMorgan Chase & Co. for further information.

5. Income Taxes

At December 31, 2010, the Company had a current federal tax asset of $8,628,243 and a current state tax asset of $910,175.

The significant components of deferred tax assets and liabilities relate primarily to compensation, prepaid commissions, intangibles, and goodwill. The Company has concluded that it is more likely than not that the deferred tax asset will be realized and, therefore, no valuation allowance is required.

The Company is a member of the JPMorgan Chase consolidated group which is subject to ongoing tax examinations by the taxing authorities of the various jurisdictions in which it operates, including U.S. Federal, State and non-U.S. Jurisdictions.

6. Net Capital Requirements and Exemptive Provision under Rule 15c3-3

JPMDS is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. JPMDS is required to maintain minimum net capital equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2010, the Company had net capital of $44,879,609 which was $40,413,450 in excess of its required net capital of $4,466,159. As permitted, JPMDS's net capital computation is based upon JPMDS stand alone rather than on the consolidated financial statements.

JPMDS claims exemption from the provisions of Rule 15c3-3 of the SEC as provided by paragraph k(1) because it is a limited business established for the exclusive purpose of sale and redemption of the Funds' shares and neither holds customer funds nor performs custodial functions relating to customer securities.

The following is a summary of certain financial information of the Company's consolidated subsidiary:

	JPM FUNDS MANAGEMENT, INC.
Total Assets	$ 461,984,573
Stockholders' Equity	430,628,802

The accounts of JPMDS' subsidiary are not included in the computation of net capital under Rule 15c3-1 as the subsidiary is not a guaranteed subsidiary as defined by said rule.

7. Subsequent Event

Management of JPMDS has evaluated the impact of subsequent events, and, except as included below, has determined that no additional items require disclosure.

In order to better align with the continued business and organizational growth within JPMorgan, several business units will be transitioning from JPMorgan Funds Management, Inc. and JPMorgan Distribution Services, Inc to JPMorgan Investment Management, Inc. effective January 3, 2011. The business units that will be transitioning include: Managed Accounts, Global Liquidity Sales and Services, IMCB, Sub-Advisory Sales and Services, DCIS, Retail Sales, Training, Marketing and Product Development.

On January 28, 2011, the Company paid a dividend to its parent amounting to $6,000,000.

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JP Morgan Distribution Services, Inc.

(a wholly owned subsidiary of JP Morgan Chase & Co.)

Consolidated Financial Statement of Condition

December 31, 2010

Available for Public Inspection